

SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2007
WASH. D.C.
213
SECTION



07003710

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SECURITI[ES AND EXCHANGE COMM]ISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67290

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/27/05 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Pegasus Securities LLC (A Development Stage Company)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5775 Glenridge Drive, Building B, Suite 100
(No. and Street)

Atlanta	GA	30328
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 1 4 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Sinyard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pegasus Securities LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING DIRECTOR

Title


VALERIE S. FULKERSON
MY COMMISSION EXPIRES
DEC
23
2007
FULTON COUNTY, GA
NOTARY PUBLIC

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PEGASUS SECURITIES LLC
(A Development Stage Company)

REPORT PURSUANT TO RULE 17a-5(d)

PERIOD FROM INCEPTION (AUGUST 27, 2005) TO
DECEMBER 31, 2006

PEGASUS SECURITIES LLC
(A Development Stage Company)

CONTENTS



CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Member
Pegasus Securities LLC

We have audited the accompanying statement of financial condition of Pegasus Securities LLC, (a development stage company) as of December 31, 2006, and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the period from inception (August 27, 2005) to December 31, 2006 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pegasus Securities LLC, as of December 31, 2006 and the results of its operations and its cash flows for the period from inception, (August 27, 2005) to December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 24, 2007

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

PEGASUS SECURITIES LLC
(A Development Stage Company)
Statement of Financial Condition
December 31, 2006

ASSETS

Cash	$ 13,019
	$ 13,019

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 3,504
	3,504
Member's equity	9,515
	$ 13,019

The accompanying notes are an integral part of these financial statements.

PEGASUS SECURITIES LLC
(A Development Stage Company)
Statements of Income
For the Period from Inception
(August 27, 2005) to December 31, 2006

Revenues	$ -0-
Expenses	
Regulatory fees and expenses	5,174
Communication	1,141
Occupancy and equipment cost	5,085
Promotional cost	730
Other expenses	5,355
	17,485
Loss before income tax expense	(17,485)
Income tax expense	-0-
Net loss	$ (17,485)

The accompanying notes are an integral part of these financial statements.

PEGASUS SECURITIES LLC
(A Development Stage Company)
Statements of Changes in Member's Equity
For the Period from Inception
(August 27, 2005) to December 31, 2006

Balances at August 27, 2005	$ -0-
Capital contributions	27,000
Net loss	(17,485)
Balances at December 31, 2006	$ 9,515

The accompanying notes are an integral part of these financial statements.

PEGASUS SECURITIES LLC
(A Development Stage Company)
Statements of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Period from Inception
(August 27, 2005) to December 31, 2006

Balance at August 27, 2005	$	-0-
Increases		-0-
Decreases		-0-
Balance at December 31, 2006	$	-0-

The accompanying notes are an integral part of these financial statements.

PEGASUS SECURITIES LLC
(A Development Stage Company)
Statements of Cash Flows
For the Period from Inception
(August 27, 2005) to December 31, 2006

Cash flows from operating activities	
Net loss	$ (17,485)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:	
Change in operating assets and liabilities:	
Increase in accounts payable and accrued expenses	3,504
Net cash provided (used) by operating activities	(13,981)
Cash flows from investing activities	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities	
Capital contributions	27,000
Net cash provided (used) by financing activities	27,000
Net increase (decrease) in cash	13,019
Cash at beginning of period	-0-
Cash at end of period	$ 13,019

Supplemental schedule of cash flow information

Cash paid during the period for:	
Interest	$ -0-
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

PEGASUS SECURITIES LLC
(A Development Stage Company)
Notes to Financial Statements
December 31, 2006

Note 1 - Summary of Significant Accounting Policies

Pegasus Securities LLC (a development stage company), (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) Rule 15c3-3(k)(2)(i). The Company provides advisory assistance with capital placements, mergers and acquisitions and other corporate finance issues. The Company operates as a Georgia Limited Liability Company (L.L.C.) and has a sole member, Pegasus Partners LLC (member). Its member has limited personal liability for the obligations or debts of the entity. The Company is a member of the National Association of Securities Dealers (NASD). The Company's business is conducted with customers located throughout the United States.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

The Company's net income will be taxed at the member level rather than at the corporate level for federal income tax purposes.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2006, the Company had net capital of approximately $9,515 and net capital requirements of $5,000. The Company's ratio of aggregated indebtedness to net capital was .37 to 1. The Securities and Exchange Commission permits a ratio of no greater than 8 to 1 in the first year of business.

Capital distributions to the member can be made under a capital distribution policy approved by the Company's board of directors. Periodic distributions approved by the board of directors are made in order to enable the member to pay federal income taxes on Company profits, among other purposes.

Note 3 - Possession or Control Requirements

The Company holds no customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i).

Note 4 - Related Party Transactions/Economic Dependency

The Company and its member are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

The Company is provided management services from its member. The Company expenses for these services during the period from inception (August 27, 2005) to December 31, 2006 as follows:

Communication	$ 1,139
Occupancy and equipment cost	5,085
Promotional cost	730
Other expenses	1,151
	$ 8,105

Note 5 - Development Stage Operations

The Company is a development stage company since it has not fully commenced operations as of December 31, 2006. The Company's activities during the period from inception (August 27, 2005) to December 31, 2006 were directed toward obtaining its status as a registered broker-dealer in securities. The Company's membership with the NASD became effective in August 2006.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2006

Schedule I

PEGASUS SECURITIES LLC
(A Development Stage Company)
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2006

COMPUTATION OF NET CAPITAL

Total member's equity qualified for net capital	$ 9,515
Add:	
Other deductions or allowable credits	-0-
Total capital and allowable subordinated liabilities	9,515
Deductions and/or charges	
Non-allowable assets:	-0-
Net capital before haircuts on securities positions	9,515
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))	-0-
Net capital	$ 9,515

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 3,504
Total aggregate indebtedness	$ 3,504

Schedule I (continued)

PEGASUS SECURITIES LLC
(A Development Stage Company)
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2006

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (12-1/2% of total aggregate indebtedness)	$ 438
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 4,515
Excess net capital at 1000%	$ 9,165
Ratio: Aggregate indebtedness to net capital	.37 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The difference in the computation of net capital under Rule 15c3-1 from the Company's computation is as follows:

Net capital per the Company's unaudited FOCUS IIA	$ 13,019
Difference	
Increase in accounts payable and accrued expenses	(3,504)
Net capital per audited report	$ 9,515

Schedule II

PEGASUS SECURITIES LLC
(A Development Stage Company)
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2006

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i), in which the Company is a direct participation broker-dealer.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Period from Inception (August 27, 2005) to
December 31, 2006



CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member
Pegasus Securities LLC

In planning and performing our audit of the financial statements and supplemental information of Pegasus Securities LLC, (a development stage company), (the "Company"), for the period from inception (August 27, 2005) to December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

Dallas, Texas
February 24, 2007

END